The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated January 13., 2015

January 2015 Preliminary Pricing Supplement No. G84 Registration Statement No. 333-180300-03 Dated January 13, 2015 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS
Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes
As further described below, contingent interest will accrue quarterly on the notes for each day that (A) 6-Month USD LIBOR is greater than or equal to 0.00% and less than or equal to 5.00% and (B) the closing level of the S&P 500® Index is greater than or equal to 75% of the initial index value (which will be set on the trade date) at an annual rate of: 5.00% during the 1st Step-Up Period (as defined below); 5.50% during the 2nd Step-Up Period (as defined below) and 6.00% during the third Step-Up Period (as defined below). All payments on the notes, including the repayment of principal, are subject to the credit risk of Credit Suisse.
SUMMARY TERMS
Issuer:	Credit Suisse AG
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Trade date:*	January 27, 2015
Original issue date:	January 30, 2015 (3 business days after the trade date)
Maturity date:	January 30, 2030, or the next business day if such day is not a business day.
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid contingent interest, if any.
Contingent interest:
Subject to early redemption, the contingent interest rate will be:
•      from and including the original issue date to but excluding January 30, 2020 (such period, the “1st Step-Up Period”), (x) 5.00% per annum times (y) N/ACT;
•      from and including January 30, 2020 to but excluding January 30, 2025 (such period, the “2nd Step-Up Period”),
        (x) 5.50% per annum times (y) N/ACT;
•      from and including January 30, 2025 to but excluding the maturity date (such period, the “3rd Step-Up Period”),
        (x) 6.00% per annum times (y) N/ACT;
where
• “N” = the total number of calendar days in the applicable contingent  interest payment period on which (i) the LIBOR reference rate is within the LIBOR reference rate range and (ii) the index closing value is greater than or equal to the index reference level (each such day, an “accrual day”); and
• “ACT” = the total number of calendar days in the applicable contingent interest payment period.
If on any calendar day during the term of the notes the LIBOR reference rate is not within the LIBOR reference rate range or the index closing value is less than the index reference level, contingent interest will accrue at a rate of 0.00% per annum for that day.

Distributor:	Morgan Stanley & Co. LLC (“MS&Co.”). See “Supplemental Plan of Distribution”
Calculation agent:	Credit Suisse AG.
(Summary Terms continued on next page)

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$
(1) MS&Co. will act as distributor for the notes. The distributor will receive a fee from Credit Suisse or one of our affiliates that will not exceed $35.00 per $1,000 principal amount of notes. For more detailed information, please see “Supplemental Plan of Distribution” on the last page of this pricing supplement.
Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Trade Date will be between $900.00 and $930.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)).  This range of estimated values reflects terms that are not yet fixed.  A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
Morgan Stanley

Contingent interest payment period:	Quarterly
Contingent interest payment period end dates:	Unadjusted
Contingent interest payment dates:
The 30th day of each April, July, October and January, beginning April 30, 2015; provided that if any such day is not a business day, that contingent interest payment will be made on the next succeeding business day and no adjustment will be made to any contingent interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Early Redemption:
The Issuer may redeem all, but not less than all, of the Notes for an amount in cash equal to 100% of the stated principal amount, on any contingent interest payment date commencing on January 30, 2016, upon at least 5 business days written notice.

LIBOR reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions” in this pricing supplement.
LIBOR reference rate range:	Greater than or equal to 0.00% and less than or equal to 5.00%
LIBOR reference rate cutoff:
The LIBOR reference rate for any day from and including the fifth New York banking day prior to the related contingent interest payment date for any contingent interest payment period shall be the LIBOR reference rate as in effect for such fifth New York banking day prior to such contingent interest payment date.

Index:	The S&P 500® Index
Index closing value:	The daily closing value of the index. Please see “Additional Provisions” in this pricing supplement.
Initial index value:	The index closing value on the trade date.
Index reference level:	75% of the initial index value (to be set on the trade date)
Index cutoff:
The index closing value for any day from and including the fifth index business day prior to the related contingent interest payment date for any contingent interest payment period shall be the index closing value for such fifth index business day prior to such contingent interest payment date.

Specified currency:	U.S. dollars
CUSIP/ISIN:	22546V2H8
Book-entry or certificated note:	Book-entry

*  In the event that the index closing value for the index is not available on the trade date, the initial index value for the index will be determined on the immediately following index business day on which a index closing value is available.

You should read this pricing supplement together with the underlying supplement dated July 29, 2013, the product supplement dated March 23, 2012, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated July 29, 2013:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313004526/dp39753_424b2.htm

•	Product supplement No. G-I dated April 9, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312001836/dp29859_424b2-gi.htm

•	Prospectus supplement and Prospectus dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

The Notes

The notes offered are debt securities of Credit Suisse.  Subject to early redemption, contingent interest on the notes will accrue for each day that (a) 6-Month USD LIBOR is within the LIBOR reference rate range, and (b) the closing value of the S&P 500® Index is greater than or equal to 75% of the initial index value (to be set on the trade date) at an annual rate of: 5.00% during the 1st Step-Up Period, 5.50% during the 2nd Step-Up Period and 6.00% during the 3rd Step-Up Period. All payments on the notes are subject to the credit risk of Credit Suisse.

Additional Provisions

LIBOR Reference Rate

“LIBOR” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that the LIBOR reference rate for any day from and including the fifth New York banking day prior to the related contingent interest payment date for any contingent interest payment period shall be the LIBOR reference rate for such fifth New York banking day prior to such contingent interest payment date; provided further that for the determination of the LIBOR reference rate on any calendar day, the “contingent interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the LIBOR reference rate shall be the LIBOR reference rate on the immediately preceding London banking day. For additional information, see “Annex A” in this pricing supplement.

New York Banking Day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

London Banking Day

London Banking Day means any day on which dealings in deposits are transacted in the London interbank market.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Index: The S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500 Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information on the S&P 500® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

Index Closing Value

The index closing value on any calendar day on which the index level is to be determined (each, an “index determination date”) will equal the official closing value of the index as published by the index publisher or its successor, or in the case of any successor index, the official closing value for any such successor index as published by the publisher of such successor index or its successor, at the regular weekday close of trading on that calendar day, as determined by the calculation agent; provided that the index closing value for any day from and including the fifth index business day prior to the related contingent interest payment date for any contingent interest payment period shall be the index closing value in effect on such fifth index business day prior to such contingent interest payment date; provided further that if a market disruption event with respect to the index occurs on any index determination date or if any such index determination date is not an index business day, the closing value of the index for such index determination date will be the index closing value on the immediately preceding index business day on which no market disruption event has occurred.  In certain circumstances, the index closing value shall be based on the alternate calculation of the index as described in the accompanying product supplement under “Description of the Securities—Changes to the Calculation of a Reference Index.”

“Index business day” means a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for the index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid contingent interest.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Hypothetical Examples

The tables below present examples of the hypothetical contingent interest rate that would accrue on the notes based on the total number of calendar days in a contingent interest payment period on which the LIBOR reference rate is within the LIBOR reference rate range and the index closing value is greater than or equal to the index reference level. The tables and examples below are for purposes of illustration only and would provide different results if different assumptions were made. The tables assume :

•	the contingent interest payment period contains 90 calendar days,

•	the annual contingent interest rate is 5.00% during the 1st Step-Up Period, 5.50% during the 2nd Step-Up Period and 6.00% during the 3rd Step-Up Period.

 The actual contingent interest rates and payments will depend on the actual number of calendar days in each contingent interest payment period and the actual index closing value and LIBOR reference rate level on each day.  The applicable contingent interest rate applicable to each quarterly contingent interest payment period will be determined on a per-annum basis but will apply only to that contingent interest payment period. The numbers appearing in the following tables have been rounded for ease of analysis.

Table 1: 1st Step-Up Period
N	Hypothetical Per Annum Contingent Interest Rate
0	0.0000%
10	0.5556%
25	1.3889%
50	2.7778%
75	4.1667%
90	5.0000%

Table 2: 2nd Step-Up Period
N	Hypothetical Per Annum Contingent Interest Rate
0	0.0000%
10	0.6111%
25	1.5278%
50	3.0556%
75	4.5833%
90	5.5000%

Table 3: 3rd Step-Up Period
N	Hypothetical Per Annum Contingent Interest Rate
0	0.0000%
10	0.6667%
25	1.6667%
50	3.3333%
75	5.0000%
90	6.0000%

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Historical Information

LIBOR Reference Rate

The following graph sets forth the LIBOR reference rate for the period from January 2, 2008 to January 8, 2015. The LIBOR reference rate on January 8, 2015, was 0.3604%. The historical performance of the LIBOR reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the LIBOR reference rate will be within the LIBOR reference rate range on any day of any contingent interest payment period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The red line in the graph indicates the LIBOR reference rate of 5.00%.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

The S&P 500® Index

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, for each quarter in the period from January 2, 2010 through January 8, 2015.  The graph following the table sets forth the daily closing values of the index for the period from January 2, 2010 through January 8, 2015.  The closing value of the index on January 8, 2015, was 2,062.14. The historical values of the S&P 500® index should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on any calendar day during the term of the notes.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the LIBOR reference rate.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

S&P 500® Index	High	Low	Period End
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter (January 8, 2015)	2,062.14	2,002.61	2,062.14

*The green line in the graph indicates the hypothetical initial index value, and the red line indicates the hypothetical index reference level, in each case assuming the index closing value on January 8, 2015 were the initial index value.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the LIBOR reference rate and the index, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying underlying supplement, the product supplement and the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
The notes do not provide for regular fixed contingent interest payments. Unlike conventional debt securities, the notes do not provide for regular fixed contingent interest payments. The amount of contingent coupon payments you receive over the term of the notes, if any, will depend on the performance of the LIBOR reference rate and the index during the term of the notes. The annual rate for any quarterly contingent coupon depends on the number of calendar days during the relevant contingent interest payment period on which both (i) the LIBOR reference rate is within the reference rate range and (ii) the index closing  is greater than or equal to the index reference level. If these conditions are not satisfied on any calendar day, the applicable contingent coupon payment will be made at a rate that is less, and possibly significantly less, than the applicable contingent interest rate. If, on each calendar day during a contingent interest payment period, the above conditions are not satisfied, no contingent coupon payment will be paid on the related contingent coupon payment date. Accordingly, there can be no assurance that you will receive a contingent coupon payment on any contingent coupon payment date or that any contingent coupon payment you do receive will be calculated at the full Applicable Rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments, since the contingent coupon payments are variable and may be zero.
If rates generally increase over the term of the notes, it is more likely that the LIBOR reference rate will be within the LIBOR reference rate range on any calendar day during a contingent interest payment period, which means that the contingent coupon, if any, could be less than market rates at that time. This would have the further effect of decreasing the value of your notes both nominally in terms of below-market coupon payments and in real terms. In addition, because the amount of contingent coupons, if any, depends on both the index and the LIBOR reference rate during the term of the notes, it is possible that you will not be paid any contingent coupons (or you will be paid a below market coupon relative to our conventional debt notes with a similar term) for the full term of the notes, and still lose your principal investment. This would worsen your loss because even if you receive more than zero at maturity, you will not be compensated for the time value of money. These notes are not short-term investments, so you should carefully consider these risks before investing.

▪
The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities. These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity. The volatility of the LIBOR reference rate and the index are important factors affecting this risk. Greater expected volatility of the LIBOR reference rate and/or the index as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that you will receive low or no coupon payments on the notes.

▪
The LIBOR reference rate for any day from and including the fifth New York banking day prior to the contingent interest payment date of a contingent interest payment period will be the LIBOR reference rate for such fifth day. Because the LIBOR reference rate for any day from and including the fifth New York banking day prior to the contingent interest payment date of a contingent interest payment period will be the LIBOR reference rate for such fifth day, if the LIBOR reference rate on that London banking day is not within the LIBOR reference rate range, you will not receive any contingent interest in respect of those five days even if the LIBOR reference rate as actually calculated on any of those days were to be within the LIBOR reference rate range.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

▪
The index closing value for any day from and including the fifth index business day prior to the contingent interest payment date of a contingent interest payment period will be the index closing value for such fifth index business day. Because the index closing value for any day from and including the fifth index business day prior to the contingent interest payment date of a contingent interest payment period will be the index closing value for such fifth index business day, if the index closing value on that index business day is less than the index reference level, you will not receive any contingent interest in respect of those five days even if the index closing value as actually calculated on any of those days were to be greater than or equal to the index reference level.

▪
If the LIBOR reference rate and/or the index closing value is not available for any reason on a calendar day (including weekends and holidays), the LIBOR reference rate and/or the index closing value, as applicable, will be the same as on the immediately preceding London banking day or index business day, respectively. Because days on which the LIBOR reference rate and/or index closing value are not available will be the same as on the immediately preceding London banking day or index business day, respectively, the relative weighting of such London banking day or index business day will be magnified for purposes of determining whether such day qualifies as an accrual day. Under these circumstances, if an immediately preceding London banking day or index business day is not an accrual day, each successive day on which the LIBOR reference rate and/or index closing value is not available will also not qualify as an accrual day. As a result, to the extent that such preceding London banking day or index business day is not an accrual day, such day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable quarterly coupon payment.

▪
The historical performance of the LIBOR reference rate and the index are not an indication of future performance.  Historical performance of the LIBOR reference rate and the index should not be taken as an indications of their future performance during the term of the notes.  Changes in the levels of the LIBOR reference rate and the index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The notes are subject to risks associated with both the LIBOR reference rate and the index, and may be negatively affected by adverse movements in either regardless of the performance of the other. The amount of any variable coupon payments you receive will depend on the performance of both the LIBOR reference rate and the index. It is impossible to predict whether the LIBOR reference rate and the index will rise or fall or what their relationship will be. The scenario in which the notes pay the greatest coupon is that in which both the LIBOR reference rate remains consistently within the LIBOR reference rate range and the index closing value remains consistently greater than or equal to the index reference level. In all other scenarios—(i) where the LIBOR reference rate remains consistently outside the LIBOR reference rate range, regardless of the level of the index; or (ii) where the index closing value remains consistently less than the index reference level, regardless of the LIBOR reference rate—the notes will pay little or no contingent interest.

▪
The notes may be called for early redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the LIBOR reference rate and index perform favorably. In determining whether to redeem the notes, we will consider various factors, including then current market contingent interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for early redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to call the notes at a time when the LIBOR reference rate and index are performing favorably from your perspective and when we expect them to continue to do so. Therefore, although the notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher rate and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the early redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our early redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Issuer Risk

▪
The notes are subject to the credit risk of Credit Suisse.  Although the return on the notes will be based on the performance of the Underlyings, the payment of any amount due on the notes, including any applicable contingent coupon payments, if any, early redemption payment and payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

Market Risk

▪
The estimated value of the notes on the trade date may be less than the issue price. The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original issue price. The issue price of the notes includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as contingent interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

▪
You may suffer a loss on your investment in the notes, in real value terms. This is because inflation may cause the real value of the principal amount of your notes to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. Any payment on the notes is subject to our ability to pay our obligations as they become due. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪
We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the index, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Liquidity Risk

▪
Secondary Market Prices. If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Trade Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness.  In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them.  Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your notes will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.
The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the LIBOR reference rate specifically, or with respect to the index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
Potential Conflicts. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as agent of the issuer for the offering of the notes and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

LIBOR Reference Rate Specific Risk Factors

▪
The LIBOR reference rate will be affected by a number of factors. The LIBOR reference rate is influenced by a number of factors.  The LIBOR reference rate is a short-term rate and, as such, is significantly affected by the policies of the Federal Reserve Board regarding interest rates.  An increase in the Federal Reserve Board’s “federal funds target rate” has historically been associated with an increase in U.S. Dollar LIBOR rates.  Because the notes would be adversely affected by an increase in the LIBOR reference rate above the LIBOR reference rate range, one significant risk of the notes is that the Federal Reserve Board will increase its federal funds target rate.  However, you should also understand that U.S. Dollar LIBOR rates are affected by factors other than the federal funds target rate, such that a U.S. Dollar LIBOR rate may increase even in the absence of any change in the federal funds target rate.  These other factors that affect U.S. Dollar LIBOR rates include perceptions about future levels of U.S. Dollar LIBOR rates, general economic conditions in the United States and other prevailing market interest rates.

▪
The manner in which the LIBOR reference rate is calculated may change in the future. The method by which the LIBOR reference rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of LIBOR or otherwise.  We cannot predict whether the method by which U.S. Dollar LIBOR is calculated will change or what the impact of any such change might be.  Any such change could affect the level of U.S. dollar LIBOR in a way that has a significant adverse effect on the notes.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

S&P 500® Index Specific Risk Factors

▪
Adjustments to the index could adversely affect the value of the notes.  The publisher of the index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the index. Any of these actions could adversely affect the value of the notes.  The publisher of the index may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  The calculation agent could have an economic interest that is different than that of investors in the notes insofar as, for example, the calculation agent is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.  If the calculation agent determines that there is no appropriate successor index, on any day on which the index closing value is to be determined, the index closing value for such day will be based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

▪
You have no shareholder rights. As an investor in the notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

▪	Investing in the notes is not equivalent to investing in the index or the stocks underlying the index. Investing in the notes is not equivalent to investing in the index or its component stocks.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the index.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the index or its component stocks), including trading in the stocks underlying the index as well as in other instruments related to the index.  Some of our subsidiaries also trade in the stocks underlying the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities could potentially decrease the index closing value, thus increasing the risk that the index closing value will be less than the index reference level during the term of the notes.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the notes could adversely affect the value of the LIBOR reference rate or the index and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Supplemental Plan of Distribution

Under the terms of distribution agreement with MS&Co., dated as of May 18, 2012, MS&Co. will act as distributor for the notes. The distributor will receive a fee from Credit Suisse or one of our affiliates that will not exceed $35.00 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Tax Considerations

The following discussion supplements, or to the extent inconsistent therewith, amends and modifies, the discussion in the Product Supplement under the heading “Material United States Federal Income Tax Considerations” and, except as expressly provided below, it is subject to the assumptions, qualifications and limitations set forth therein.

In the opinion of our special tax counsel, Milbank, Tweed, Hadley & McCloy LLP, the notes should be treated for United States federal income tax purposes as variable rate debt instruments.  If the notes do not qualify as variable rate debt instruments under the applicable regulations, then they should be treated as contingent payment debt instruments, as described in the “Material United States Federal Income Tax Considerations” section of the Product Supplement.

Variable Rate Notes

A note that provides for a variable rate of interest (a “Variable Rate Note”) may qualify as a “variable rate debt instrument” if the conditions described below are met. A Variable Rate Note will qualify as a “variable rate debt instrument” if such Variable Rate Note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or 15% of the total noncontingent principal payments; and such Variable Rate Note provides for stated interest, compounded or paid at least annually, at (a) one or more qualified floating rates, (b) a single fixed rate and one or more qualified floating rates, (c) a single objective rate or (d) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A Variable Rate Note provides for stated interest at a qualified floating rate if (a) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which such Variable Rate Note is denominated; or (b) the rate is equal to such a rate multiplied by either (i) a fixed multiple that is greater than 0.65 but not more than 1.35, or (ii) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and (iii) the value of the rate on any date during the term of such Variable Rate Note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.  If such Variable Rate Note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of such Variable Rate Note, the qualified floating rates together constitute a single qualified floating rate.  A Variable Rate Note also will be considered to provide for stated interest at a single qualified floating rate if interest on such Variable Rate Note is stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate for a subsequent period, and either (a) the fixed rate and the qualified floating rate have values on the issue date of such Variable Rate Note that do not differ by more than 0.25% or (b) the value of the qualified floating rate is intended to approximate the fixed rate. A Variable Rate Note will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of such Variable Rate Note or are not reasonably expected to significantly affect the yield on such Variable Rate Note.

For an interest rate to be treated as a single objective rate for these purposes, (a) the rate must be determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of Credit Suisse AG or of a related party and (b) the value of the rate on any date during the term of the note must be set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.  If a note bears interest at a single fixed rate for an initial period of one year or less, and then bears interest at an objective rate, then subject to the last sentence of this paragraph, the note will be treated as bearing interest at a single objective rate if the value of the objective rate is intended to approximate the fixed rate.  If the value of the objective rate on the issue date does not differ from the fixed rate by more than 25 basis points, the objective rate will be presumed to be intended to approximate the fixed rate.  No note will be considered to provide for stated interest at an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of such note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of such note’s term.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, or is treated as providing for stated interest at a single qualified floating rate or objective rate pursuant to the rules stated in the two preceding paragraphs, and the stated interest is unconditionally payable at least annually, all stated interest on such Variable Rate Note is qualified stated interest.  Payments of interest on such Variable Rate Note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the notes.

Notes Held Through Foreign Entities

Under the “Hiring Incentives to Restore Employment Act” (“FATCA”) and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” means any withholdable payment and any foreign passthru payment.  To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the notes and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the notes.  FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the notes as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the recently finalized regulations described above and IRS Notice 2013-43, and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or six months after the date that final regulations defining the term “foreign passthru payment” are published.  Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information with Respect to Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities that may be specified in future IRS guidance) who hold interests in “specified foreign financial assets” may be required to file an annual report on IRS Form 8938 with certain information relating to each specified foreign financial asset for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by future IRS guidance).  Such specified foreign financial assets may include notes, but only if they are not held in accounts maintained by financial institutions.  U.S. Holders should consult their tax advisors as to the possible application to them of this information reporting requirement.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Proposed Legislation on Certain Financial Transactions

On February 26, 2014, the Chairman of the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  If enacted as proposed, the effect of that legislation may require instruments such as the notes acquired after December 31, 2014, or any notes held after December 31, 2019, to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.  You are urged to consult your tax advisor regarding the draft legislation and its possible effects on you.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Credit Suisse AG

Credit Suisse AG, London Branch (“CSLB”), was registered in England and Wales on 22 April 1993 and is, among other things, a vehicle for various funding activities of Credit Suisse AG. CSLB exists as part of Credit Suisse AG and is not a separate legal entity, although it has independent status for certain tax and regulatory purposes. CSLB is authorized and regulated by FINMA in Switzerland, is authorized by the Prudential Regulation Authority in the UK and is subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the UK. CSLB is located at One Cabot Square, London EC14 4QJ, Tel: +44 20 7888 8888. For additional information, see “Credit Suisse AG” in the accompanying product supplement.

Credit Suisse may at any time substitute another of its branches for the branch through which it acts under the notes for all purposes under the notes.

Contact

Clients of Morgan Stanley & Co. LLC may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number 212-762-9666). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800)-233-1087.

Senior Floating Rate Notes due 2030
Callable Step-Up 6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

Annex A—The 6-month USD LIBOR

On any contingent interest determination date, “6-Month USD LIBOR-BBA” means the arithmetic mean of the offered rates for deposits in U.S. dollars having the maturity of six months, commencing on the second London banking day immediately following that contingent interest determination date that appear on the Designated LIBOR Page as of 11:00 a.m. London time on such contingent interest determination date if at least two offered rates appear on the Designated LIBOR Page, provided that if the specified Designated LIBOR Page, as defined below, by its terms provides only for a single rate, that single rate will be used.

•
If (i) fewer than two offered rates appear or (ii) no rate appears and the Designated LIBOR Page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, after consultation with us, to provide the calculation agent with its offered quotation for deposits in the dollars for the period of six months commencing on the second London banking day immediately following the contingent interest determination date commencing on that contingent interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that contingent interest determination date and in a principal amount that is representative of a single transaction in dollars in that market at that time.  If at least two quotations are provided, LIBOR determined on that contingent interest determination date will be the arithmetic mean of those quotations.

•
If fewer than two quotations are provided, as described in the prior paragraph, LIBOR will be determined for the applicable contingent interest determination date as the arithmetic mean of the rates quoted at approximately 11:00 a.m. by three major banks in London, U.K., for loans in the dollars to leading European banks, for the period of six months commencing on the second London banking day immediately following that contingent interest determination date and in a principal amount that is representative of a single transaction in dollars in that market at that time.

•
If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that contingent interest determination date will remain LIBOR for the immediately preceding contingent interest determination date.

“Designated LIBOR Page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars.

Discontinuance of a U.S. Dollar LIBOR Rate

If the LIBOR reference rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the LIBOR reference rate, and the calculation agent may deem that rate (the “successor rate”) to be the LIBOR reference rate.  Upon the selection of any successor rate by the calculation agent references to the original LIBOR reference rate will no longer be deemed to refer to the original LIBOR reference rate and will be deemed instead to refer to that successor rate for all purposes.  In such event, the calculation agent will make such adjustments, if any, to the LIBOR reference rate that is used for purposes of the notes as it determines are appropriate in the circumstances.  Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of the LIBOR reference rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the level of the LIBOR reference rate on each subsequent date of determination in good faith and using its reasonable judgment.  Such level, as calculated by the calculation agent, will be the relevant LIBOR reference rate for all purposes.

Notwithstanding these alternative arrangements, the discontinuance or material modification of any LIBOR reference rate may adversely affect the market value of the notes.